November 13, 2023

VIA EDGAR

Mr. Timothy S. Levenberg

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    EG Acquisition Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed November 7, 2023

File No. 001-40444

Dear Mr. Levenberg and Ms. Barberena-Meissner,

On behalf of our client EG Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 9, 2023 on the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed on November 7, 2023. An electronic version of the Amendment 4 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Amended Proxy Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed November 7, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations of LGM, page 243

1.

Tell us why you have removed disclosures of your non-GAAP financial measures, key operating metrics and results of operations discussions covering the years ended December 31, 2022 and December 31, 2021 in your recent amendment.

Please restore the content, revised as necessary to address our prior comments and the additional comments in this letter.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 247, 254-256 and 259-261, restoring disclosures of LGM’s non-GAAP financial measures, key operating metrics and results of operations covering the years ended December 31, 2022 and December 31, 2021 with the necessary revisions to address the Staff’s prior comments.

2.

We note that you added references on pages 117 and 245 to the risk factor disclosure concerning your loss of a significant customer, which resides on page 82, in response to prior comment 4, and have disclosure on page 251 indicating you do not expect GRP revenue in subsequent periods.

We continue to believe that you will need to provide greater emphasis and clarity on the implications of this event in discussing the pro forma information and the historical results of operations, to include quantification of the effects on each of the last two fiscal years and subsequent interim period on measures of revenue, operating loss, and net loss, along with all of the associated operating metrics.

Please add footnotes having these details to the tabulations on pages 121-128, 136-139, 247, 250 and 251. We reissue prior comment 4.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 117, 118, 125-128, 135, 247, 251, 254 and 255 in response to the Staff’s comment.

Thank you for your assistance in this matter. Please do not hesitate to contact Sean Ewen at Willkie Farr & Gallagher LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Willkie Farr & Gallagher LLP

Cc: Gregg S. Hymowitz